1000 WILSHIRE BOULEVARD, SUITE 1500, LOS ANGELES, CALIFORNIA 90017-2457 TELEPHONE (213) 891-0700 / FAX (213) 896-0400

Direct Dial Number: (213) 891-5020

Direct Facsimile Number: (213) 630-5664

E-Mail Address: mbonenfant@buchalter.com

September 2, 2010

Mr. Michael R. Clampitt

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Heritage Commerce Corp
Registration Statement on Form S-1
Filed July 23, 2010
File No. 333-168299

Dear Mr. Clampitt:

Set forth below are responses of Heritage Commerce Corp (the “Company”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) in your letter dated August 23, 2010 regarding the Registration Statement on Form S-1.  In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 1 (the “Amendment”) to the Registration Statement, and we have enclosed six courtesy copies of the Amendment marked to show changes from the Registration Statement as filed on July 23, 2010.

The Staff’s comments, indicated in bold, are followed by responses on behalf of the Company.

General

1.                                    Please note the updating requirements of Rule 3-12 of Regulation S-X.

Response

The Company filed its Quarterly Report on Form 10-Q for quarter ended June 30, 2010 with the Commission on August 6, 2010 and the Form 10-Q has been incorporated by reference.  See “Incorporation by Reference” in the Registration Statement.

Information Incorporated by Reference, page iii

2.                                    We note that you have elected to incorporate information by reference pursuant to General Instruction VII of Form S-1. It appears, however, that you have not incorporated by reference all reports required to be filed pursuant to Item 12 of Form S-1. Please revise or advise.

Mr. Michael R. Clampitt

Division of Corporation Finance

Securities and Exchange Commission

September 2, 2010

Response

In response to the Staff’s comment, the Company has reviewed General Instruction VII of Form S-1, and has incorporated by reference several additional filings.

3.                                    We note that the exhibits, schedules and signature pages were omitted from the securities purchase agreement filed as exhibit 10.1 to the Form 8-K filed June 22, 2010. Please amend the Form 8-K to file the agreement in its entirety.

Response

The Company has amended its Form 8-K initially filed with the Commission on June 22, 2010, to file a revised form of the securities purchase agreement together with exhibits, schedules and signature pages.

Recent Developments, page 1

4.                                    Please revise this section to disclose all material actions taken in response to the agreement among the company, the Federal Reserve Bank of San Francisco and the California Department of Financial Institutions.

Response

In response to the Staff’s comment, the Company has added a new subsection entitled “Regulatory Agreements” under “Recent Developments”, and the Company has disclosed all material actions taken in response to the Company’s written agreement with the Federal Reserve Bank of San Francisco and the California Department of Financial Institutions.

5.                                    We note the disclosure in this section that on June 30, 2010 you determined to write off the $43.2 million of goodwill related to your acquisition of Diablo Valley Bank. Please tell us how you concluded that you were not required to file a Form 8-K to report this impairment.

Response

The Staff is supplementally advised that the Company assesses goodwill at least annually, as of November 30 of each year, for impairment with the assistance of an independent valuation firm.  The Company concluded that goodwill was impaired during the time the Company was in the process of preparing and reviewing its financial statements for the three months and six months ended June 30, 2010.  Based on the instructions to Item 2.06 to Form 8-K, the Company concluded that a Form 8-K was not required to report the impairment of goodwill.

Mr. Michael R. Clampitt

Division of Corporation Finance

Securities and Exchange Commission

September 2, 2010

6.                                  Please revise the penultimate bullet point on page 2 to disclose the ratio of allowance for loan losses to total nonperforming loans.

Response

In response to the Staff’s comment, the requested information has been added.

Risk Factors, page 5

7.                                  Your introductory paragraph implies that you have disclosed some, but not all, of the risks associated with investing in the company’s securities. Please revise to delete this language. You must disclose all risks that you believe are material at this time.

Response

In response to the Staff’s comment, the introductory paragraph has been revised.

Selling Securityholders, page 15

8.                                    We note the disclosure in the fourth full paragraph on page 15 in the third full paragraph on page 32 that the selling securityholders may be deemed to be underwriters. Please either revise the document to identify the selling securityholders as underwriters or remove this language.

Response

As discussed with Staff, we understand that the Staff has consented to the use of the language in the document.

Plan of Distribution, page 31

9.                                    We note the disclosure in the fourth full paragraph on page 32 indicating that none of the selling shareholders is a broker-dealer. Please tell us whether any selling shareholder is an affiliate of a broker-dealer. If any of the selling securityholders is an affiliate of a broker-dealer, then include disclosure indicating whether those broker-dealer affiliates:

•                                        purchased the securities to be resold in the ordinary course of business; and

•                                      at the time of the purchase, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Mr. Michael R. Clampitt

Division of Corporation Finance

Securities and Exchange Commission

September 2, 2010

Unless you indicate that these two conditions are met, it appears you should indicate that the broker-dealer affiliates are underwriters. Please revise accordingly, or tell us why you believe any broker-dealer affiliate offering shares for resale that is unable to make the above representations is not acting as an underwriter. We may have further comment.

Response

In response to the Staff’s comment, the Company has revised the disclosure under “Selling Securityholders” by adding a new footnote 5 and expanding footnote 7. The revised disclosure indicates that the above conditions identified by the Staff are satisfied by the three selling securityholders who have represented to us that they may be deemed affiliates of broker-dealers. Those securityholders are FPA Hawkeye Fund, FPA Hawkeye-7 Fund and Castle Creek Capital Partners IV, LP (“Castle Creek”).  FPA Hawkeye Fund and FPA Hawkeye-7 Fund indicated to us that they may be affiliates of FPA Fund Distributors, Inc.  Castle Creek indicated to us that it may be an affiliate of Castle Creek Financial LLC.

*  *  *  *  *

The Company has authorized us to acknowledge on its behalf that:

•                                        the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                        the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*  *  *  *  *

Mr. Michael R. Clampitt

Division of Corporation Finance

Securities and Exchange Commission

September 2, 2010

Should any members of the Staff have any questions regarding the foregoing, please contact the undersigned at (213) 891-5020.

Sincerely,

BUCHALTER NEMER
A Professional Corporation

By	/s/Mark A. Bonenfant
Mark A. Bonenfant

cc:	Walter T. Kaczmarck
Heritage Commerce Corp
Chief Executive Officer
Lawrence D. McGovern
Heritage Commerce Corp
Chief Financial Officer